Exhibit 99.1

Rail Vision Announces Recent Major Achievements with Industry Leaders in the US and Local Markets

Successfully Completes ShuntingYard field testing with Israel Railways and Advances Potential Commercialization Discussions.

Rail Vision and Railserve, a Marmon Rail Company, Recently Signed MOU to Expand Collaboration and Integrate Rail Vision Technology into Railserve’s Commercially Launched Industrial Railyard Safety System

Ra’anana, Israel, June 24, 2026 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN, FSE:C80) (“Rail Vision” or the “Company”), an early commercialization stage technology company transforming railway safety through advanced AI-integrated sensing systems, announced today the successful completion of its ShuntingYard field testing with Israel Railways. This field test marks another significant milestone in the collaboration between the two organizations, building on the deployment of Rail Vision’s MainLine systems on Israel Railways locomotives.

This additional successful field testing with Israel Railways, evaluated Rail Vision’s ShuntingYard system during daily shunting activities, with locomotive drivers and operational personnel assessing its performance in active rail yard environments. According to feedback received throughout the evaluation, Israel Railways’ drivers expressed high satisfaction with the system’s performance and its ability to enhance situational awareness during operations. The field testing demonstrated the system’s capability to detect and classify potential obstacles in real time, helping operators maintain visibility and awareness in complex rail yard environments and under challenging lighting conditions.

Following the successful completion of the field testing, Rail Vision and Israel Railways have entered into discussions regarding the potential commercialization and deployment of the ShuntingYard system.

The Company recently announced another important milestone, signing a non-binding memorandum of understanding (MOU) with Railserve Inc. (“Railserve”), a Marmon Rail Company and a leading North American industrial railyard services company. The ShuntingYard system was integrated into YardGUARD, Railserve’s industrial railyard safety system, recently introduced for commercial deployment.

The ShuntingYard system serves as a core technology within WatchGUARD, Railserve’s situational awareness and obstacle detection solution, which is a component of its broader safety intelligence system.

“The successful completion of the ShuntingYard field testing with Israel Railways, together with our expanded collaboration with Railserve, represents a major advancement for our ShuntingYard product,” said David BenDavid, CEO of Rail Vision. “Beyond delivering operational excellence, we are seeing strong positive feedback from our customers and clear evidence of real-world results. It is particularly encouraging to see leading industry partners repeatedly choosing our technology, validating our AI-powered solutions as the preferred choice for enhancing safety and efficiency in rail yards worldwide.”

About Rail Vision Ltd.

Rail Vision (Nasdaq: RVSN, FSE: C80) is an early commercialization stage technology company transforming railway safety through advanced AI-integrated sensing systems. The Company develops and commercializes proprietary, multi-spectral electro-optic platforms that provide extended-range situational awareness and real-time hazard detection. Using machine learning algorithms to identify and classify obstacles, Rail Vision’s technology enhances safety, improves operational efficiency, and supports continuity across deployments.

The Company’s cloud-based platform complements its products by transforming railway operational data into actionable insights that help optimize performance, reduce downtime, and improve safety. As the Company expands its global footprint, it delivers AI-driven perception that supports safer operations, reduces operational risk, and enables the transition to fully autonomous operations.

Rail Vision holds a 51% stake in Quantum Transportation, which has an exclusive sub-license for rail technologies under an innovative pending patent in quantum error correction owned by Ramot, the technology transfer company of Tel Aviv University.

For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential commercialization and deployment of the ShuntingYard system and the ongoing discussions between Rail Vision and each of Israel Railways and Railserve. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations:

Michal Efraty

investors@railvision.io